                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                                 NEUROCHEM INC.
--------------------------------------------------------------------------------
                                (NAME OF COMPANY)

                           COMMON SHARES, NO PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    64125K101
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                              DR. FRANCESCO BELLINI
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                 NEUROCHEM INC.
                            275 ARMAND FRAPPIER BLVD.
                          LAVAL, QUEBEC H7V 4A7, CANADA
                                 (450) 680-4500
--------------------------------------------------------------------------------
           (PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JULY 22, 2004
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP NO. 64125K101 13D           SCHEDULE 13D                PAGE 2 OF 28 PAGES
--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    P. P. LUXCO HOLDINGS II S.A.R.L.
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (See Instructions)

    AF
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    LUXEMBOURG
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8.  SHARED VOTING POWER
BENEFICIALLY
                    10,718,368(1)
OWNED BY EACH  -----------------------------------------------------------------
                9.  SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
 PERSON WITH:  -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    10,718,368(1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,718,368(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D            SCHEDULE 13D               PAGE 3 OF 28 PAGES
--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    PICCHIO PHARMA INC.
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (See Instructions)

    AF
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    CANADA
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8.  SHARED VOTING POWER
BENEFICIALLY
                    10,718,368(1)
OWNED BY EACH  -----------------------------------------------------------------
                9.  SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
 PERSON WITH:  -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    10,718,368(1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,718,368(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     HC, CO
--------------------------------------------------------------------------------

(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D            SCHEDULE 13D               PAGE 4 OF 28 PAGES
--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    FMRC FAMILY TRUST
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    ALBERTA
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8.  SHARED VOTING POWER
BENEFICIALLY
                    10,718,368(1)
OWNED BY EACH  -----------------------------------------------------------------
                9.  SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
 PERSON WITH:  -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    10,718,368(1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,718,368(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D            SCHEDULE 13D               PAGE 5 OF 28 PAGES
--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    JOHN W. CHURCHILL
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (See Instructions)

--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    CANADA
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8.  SHARED VOTING POWER
BENEFICIALLY
                    10,718,368(1)
OWNED BY EACH  -----------------------------------------------------------------
                9.  SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
 PERSON WITH:  -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    10,718,368(1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,718,368(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D            SCHEDULE 13D               PAGE 6 OF 28 PAGES
--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    VERNON H. STRANG
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (See Instructions)

--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    CANADA
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8.  SHARED VOTING POWER
BENEFICIALLY
                    10,718,368(1)
OWNED BY EACH  -----------------------------------------------------------------
                9.  SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
 PERSON WITH:  -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    10,718,368(1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,718,368(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D            SCHEDULE 13D               PAGE 7 OF 28 PAGES
--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    POWER TECHNOLOGY INVESTMENT CORPORATION
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    CANADA
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
                    916,666
   SHARES      -----------------------------------------------------------------
                8.  SHARED VOTING POWER
BENEFICIALLY
                    10,718,368(1)
OWNED BY EACH  -----------------------------------------------------------------
                9.  SOLE DISPOSITIVE POWER
  REPORTING
                    916,666
 PERSON WITH:  -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    10,718,368(1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,635,034(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     33.9%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     HC, CO
--------------------------------------------------------------------------------

(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D            SCHEDULE 13D               PAGE 8 OF 28 PAGES
--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    DR. FRANCESCO BELLINI
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    CANADA
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
                    274,999*
   SHARES      -----------------------------------------------------------------
                8.  SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9.  SOLE DISPOSITIVE POWER
  REPORTING
                    274,999*
 PERSON WITH:  -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     274,999*
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.9%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

(*) Includes 108,333 common shares issuable under currently exercisable options.

CUSIP NO. 64125K101 13D            SCHEDULE 13D               PAGE 9 OF 28 PAGES

         This Amendment No. 3 amends the Schedule 13D filed on October 3, 2003, as amended (the "Statement"), and is filed by (i) P.P. Luxco Holdings II S.A.R.L., (ii) Picchio Pharma, Inc., (iii) FMRC Family Trust, (iv) John W. Churchill, (v) Vernon H. Strang, (vi) Power Technology Investment Corporation and (vii) Dr. Francesco Bellini, relating to the common stock, no par value, of Neurochem Inc., a corporation organized under the Canada Business Corporation Act. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended hereby, all information previously filed remains in effect.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby supplemented by the following:

         The general corporate funds of Power Tech's sole shareholder and parent company, Power Corp., are Power Tech's source of funds for acquiring an aggregate of 450,000 Neurochem Shares, consisting of the following acquisitions
(i) 139,528 Neurochem Shares from DKR Saturn Event Driven Holding Fund Ltd ("DKR Event Driven") as of June 2, 2004, (ii) 60,472 Neurochem Shares from DKR Saturn Multi-Strategy Holding Fund Ltd. ("DKR Multi-Strategy") as of June 2, 2004,
(iii) 127,500 Neurochem Shares from Viking Global Equities LP ("VGE") as of July 27, 2004, and (iv) 122,500 Neurochem Shares from VGE III Portfolio Ltd. ("VGE III") as of July 27, 2004.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby supplemented by the following:

         Power Tech's purpose in acquiring an additional aggregate 450,000 Neurochem Shares from DKR Event Driven, DKR Multi-Strategy, VGE and VGE III reported in this Amendment No. 3 to the Statement is to increase its equity ownership in the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

         Item 5 is hereby amended as follows:

         Subsection (a) of Item 5 is amended and restated to read in its entirety as follows:

         (a) Luxco is a wholly-owned subsidiary of Picchio. FMRC and Power Tech each owns 50% of the issued and outstanding voting equity securities of Picchio. Power Tech is a wholly-owned subsidiary of Power Corp.

              The Filing Persons beneficially own, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, the number of Neurochem Shares as follows:

              (i) Luxco owns of record 10,718,368 Neurochem Shares (or 31.3% of the outstanding Neurochem Shares), of which 4,000,000 such shares are subject to currently exercisable warrants;

CUSIP NO. 64125K101 13D            SCHEDULE 13D              PAGE 10 OF 28 PAGES

              (ii) Picchio, by virtue of its ownership of all of the issued and outstanding voting equity securities of Luxco, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco (or 31.3% of the outstanding Neurochem Shares);

              (iii) FMRC, by virtue of its ownership of 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco (or 31.3% of the outstanding Neurochem Shares);

              (iv) Power Tech, by virtue of its ownership of 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco. Power Tech also directly owns, beneficially and of record, 916,666 Neurochem Shares. As a result of these holdings, Power Tech beneficially owns 33.9% of the outstanding Neurochem Shares;

              (v) Messrs. Churchill and Strang, solely by virtue of their status as trustees of FMRC, may be deemed to share beneficial ownership of the Neurochem Shares held by Luxco, resulting in each of them beneficially owning 31.3% of the outstanding Neurochem Shares; and

              (vi) Dr. Bellini has sole beneficial ownership of 274,999 Neurochem Shares (or 0.9% of the outstanding Neurochem Shares), of which 108,333 are issuable under options that are currently exercisable or exercisable within 60 days.

              Certain directors and executive officers of Power Corp. or Power Tech, or their spouses, own Neurochem Shares as follows (number of Neurochem Shares in parentheses): (i) Peter Kruyt (60,700), of which 35,500 are subject to options which are currently exercisable or exercisable within 60 days; (ii) John Bernbach (20,400); (iii) Andre Desmarais (5,000), which he may be deemed to beneficially own and which are held of record by his wife; (iv) Paul Desmarais Jr. (1,500), which he may be deemed to beneficially own and which are held of record by his wife. Messrs. Peter Kruyt and Andre Desmarais are also, respectively, Director and Deputy-Chairman and Director of Picchio. In addition, Mr. John A. Rae, a director and executive vice president of Power Corp., is the Chair of the Board of Trustees of Queen's University at Kingston, Ontario which owns 84,058 Neurochem Shares. Mr. John A. Rae disclaims beneficial ownership of those shares.

              Certain directors and executive officers of Picchio, or their spouses, own Neurochem Shares as follows (number of Neurochem Shares in parentheses): (i) Charles Cavell (5,000); (ii) Pierre Larochelle (12,000), which he owns with his wife; and (iii) Dr. Gervais Dionne (40,000).

              By virtue of the Shareholders Agreement described in Item 6 below, Power Tech, FMRC, Picchio, Dr. Francesco Bellini and Messrs. Churchill and Strang may be deemed to be members of a group as defined in Rule 13d-5(b). However, by virtue of the waivers described in Item 6 below, Power Tech was not acting in concert with any of the foregoing persons in connection with the acquisition of the additional 300,000 Neurochem Shares reported in Amendment No. 2 to the Statement and the additional aggregate 450,000 Neurochem Shares reported in this Amendment No. 3 to the Statement. FMRC, Picchio, Luxco, Mr. Churchill and Mr. Strang each disclaims beneficial ownership of the 274,999 Neurochem Shares (of which

CUSIP NO. 64125K101 13D            SCHEDULE 13D              PAGE 11 OF 28 PAGES


108,333 are issuable under options that are currently exercisable or exercisable within 60 days) owned beneficially and of record by Dr. Bellini and the 916,666 Neurochem Shares owned beneficially and of record by Power Tech. Power Tech disclaims beneficial ownership of the 274,999 Neurochem Shares (of which 108,333 are issuable under options that are currently exercisable or exercisable within 60 days) owned beneficially and of record by Dr. Bellini. Dr. Bellini disclaims beneficial ownership of the Neurochem Shares held by the other Filing Persons.

              Mutual funds which are managed or distributed indirectly by Investors Group Inc., 56% of the common stock of which is owned directly by Power Financial Corporation and 3.5% of which is owned by Great-West Lifeco Inc., and segregated or other managed funds of insurance subsidiaries of Great-West Lifeco Inc., 70.4% of the common stock of which is owned directly by Power Financial Corporation and 4.2% of which is owned by Investors Group Inc., in the ordinary course of their investment management businesses, subject to applicable law, may hold and trade in Neurochem Shares. Power Corp., a corporation of which Mr. Paul G. Desmarais controls 64.6% of the voting power, owns 66.4% of the common stock of Power Financial Corporation. Neither Power Corp., nor Power Financial Corporation, or any of their officers, directors or employees, are involved in the exercise of the voting and investment powers with respect to securities of the Company for those funds, and, accordingly, the securities positions of those funds in the Company, if any, are not included.

         Subsection (b) of Item 5 is amended and restated to read in its entirety as follows:

         Except as disclosed herein, each Filing Person has the shared power to vote and to dispose of the Neurochem Shares beneficially owned by them (as defined in Rule 13d-3 under the Securities Exchange Act of 1934). Power Tech has the sole voting and dispositive power over the 916,666 Neurochem Shares owned by it. Dr. Bellini has sole voting and dispositive power over 274,999 Neurochem Shares he owns, of which 108,333 are issuable under options that are currently exercisable or exercisable within 60 days. Messrs. Kruyt and Bernbach each has the sole power to vote and to dispose of the Neurochem Shares owned by each of them respectively.

         Subsection (c) of Item 5 is amended and restated to read in its entirety as follows:

         (c) Luxco acquired 1,346,800 Neurochem Shares on September 23, 2003, at the offering price of Cdn. $14.85. Pursuant to a waiver of Article 9 of the Shareholders Agreement effective as of May 27, 2004 up until August 31, 2004, Power Tech entered into (i) an agreement dated as of May 28, 2004 pursuant to which Power Tech purchased, and DKR Event Driven sold, 139,528 Neurochem Shares for an aggregate consideration of U.S.$3,069,616 less broker's commission, (ii) an agreement dated as of May 28, 2004 pursuant to which Power Tech purchased, and DKR Multi-Strategy sold, 60,472 Neurochem Shares for an aggregate consideration of U.S.$1,330,384 less broker's commission, (iii) an agreement dated as of July 22, 2004 pursuant to which Power Tech purchased, and VGE sold, 127,500 Neurochem Shares for an aggregate consideration of U.S.$2,288,625 less broker's commission, and (iv) an agreement dated as of July 22, 2004 pursuant to which Power Tech purchased, and VGE III sold, 122,500 Neurochem Shares for an aggregate consideration of U.S.$2,198,875 less broker's commission. No transactions in the Neurochem Shares have been effected by any of the other Filing Persons, or any of the persons named in Exhibits A, B or C during the past 60 days.

CUSIP NO. 64125K101 13D            SCHEDULE 13D              PAGE 12 OF 28 PAGES

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         Item 6 is hereby amended and supplemented by the following, beginning with the fourth paragraph of Item 6 which is amended and restated in its entirety below:

         Effective as of April 30, 2004, the parties to the Shareholders Agreement consented to Power Tech's acquisition of up to 300,000 Neurochem Shares prior to May 30, 2004 and waived the rights pursuant to Article 9 of the Shareholders Agreement in connection with that acquisition. On May 5, 2004, Power Tech and Torquay entered into a Memorandum of Agreement dated as of May 5, 2004, with an effective date of May 6, 2004, pursuant to which Power Tech purchased, and Torquay sold, 300,000 Neurochem Shares for an aggregate consideration of Cdn.$10,800,000.00.

         Effective as of May 27, 2004 up until August 31, 2004, the parties to the Shareholders Agreement consented to Power Tech's acquisition of up to 450,000 Neurochem Shares and waived the rights pursuant to Article 9 of the Shareholders Agreement in connection with any such acquisition. On May 28, 2004, Power Tech acquired an aggregate of 200,000 Neurochem Shares pursuant to (i) an agreement with DKR Event Driven in which Power Tech purchased, and DKR Event Driven sold, 139,528 Neurochem Shares for an aggregate consideration of U.S.$3,069,616 less broker's commission, and (ii) an agreement with DKR Multi-Strategy in which Power Tech purchased, and DKR Multi-Strategy sold, 60,472 Neurochem Shares for an aggregate consideration of U.S.$1,330,384 less broker's commission. On July 22, 2004, Power Tech acquired an additional aggregate of 250,000 Neurochem Shares pursuant to (i) an agreement in which Power Tech purchased, and VGE sold, 127,500 Neurochem Shares for an aggregate consideration of U.S.$2,288,625 less broker's commission, and (ii) an agreement in which Power Tech purchased, and VGE III sold, 122,500 Neurochem Shares for an aggregate consideration of U.S.$2,198,875 less broker's commission.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibits are amended and restated in their entirety and attached hereto:

         C.  Directors and Executive Officers of the Filing Persons

         The following Exhibits are added and attached hereto:

         K. Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of May 27, 2004 up until August 31, 2004

         L. Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Event Driven Holding Fund Ltd. and Power Tech

         M. Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Multi-Strategy Holding Fund Ltd. and Power Tech

CUSIP NO. 64125K101 13D            SCHEDULE 13D              PAGE 13 OF 28 PAGES

         N. Memorandum of Agreement, dated as of July 22, 2004, by and between Viking Global Equities LP and Power Tech

         O. Memorandum of Agreement, dated as of July 22, 2004, by and between VGE III Portfolio Ltd. and Power Tech.

CUSIP NO. 64125K101 13D            SCHEDULE 13D              PAGE 14 OF 28 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2004

                                       P.P. LUXCO HOLDINGS II S.A.R.L.

                                       By:      /s/ Francesco Bellini
                                           ------------------------------------
                                           Name:    Dr. Francesco Bellini
                                           Title:   Manager

                                       By:      /s/ Stephane Hadet
                                           ------------------------------------
                                           Name:    Stephane Hadet
                                           Title:   Manager

CUSIP NO. 64125K101 13D            SCHEDULE 13D              PAGE 15 OF 28 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2004

                                       PICCHIO PHARMA INC.

                                       By:      /s/ Francesco Bellini
                                           -------------------------------
                                           Name:    Dr. Francesco Bellini
                                           Title:   Chairman and Director

CUSIP NO. 64125K101 13D            SCHEDULE 13D              PAGE 16 OF 28 PAGES



                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2004

                                       FMRC FAMILY TRUST

                                       By:      /s/ Vernon H. Strang
                                           -------------------------------------
                                           Name:    Vernon H. Strang
                                           Title:   Trustee

CUSIP NO. 64125K101 13D            SCHEDULE 13D              PAGE 17 OF 28 PAGES



                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2004

                                                   /s/ John Churchill
                                           -------------------------------------
                                           JOHN W. CHURCHILL, Trustee

CUSIP NO. 64125K101 13D            SCHEDULE 13D              PAGE 18 OF 28 PAGES



                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2004

                                                   /s/ Vernon H. Strang
                                           -------------------------------------
                                                     VERNON H. STRANG

CUSIP NO. 64125K101 13D            SCHEDULE 13D              PAGE 19 OF 28 PAGES



                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2004

                                                     /s/ Francesco Bellini
                                             -----------------------------------
                                                     DR. FRANCESCO BELLINI

CUSIP NO. 64125K101 13D            SCHEDULE 13D              PAGE 20 OF 28 PAGES



                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2004

                                    POWER TECHNOLOGY INVESTMENT CORPORATION



                                    By:      /s/ Leslie Raenden
                                        ----------------------------------------
                                        Name:   Leslie Raenden
                                        Title:  Executive Vice-President Finance

CUSIP NO. 64125K101 13D            SCHEDULE 13D              PAGE 21 OF 28 PAGES


                                  EXHIBIT INDEX

EXHIBIT                    NAME

A.       Directors and Executive Officers of Power Corporation of Canada.*

B. Persons who may be deemed in control of Power Technology Investment Corporation.*

C.       Directors and Executive Officers of the Filing Persons.***

D. Subscription Agreement by and among Neurochem Inc., P.P. Luxco Holdings II S.A.R.L. and Picchio Pharma Inc., dated July 25, 2002.*

E. Shareholders Agreement by and among Power Investment Technology Corporation, FMRC Family Trust, Picchio Pharmaceuticals Inc. and Dr. Francesco Bellini, as amended, dated December 17, 2001.*

F.       Warrant dated July 25, 2002.*

G.       Warrant dated February 18, 2003.*

H.       Joint Filing Agreement.*

I. Memorandum of Agreement between Torquay Consultadoria y Servicios LDA and Power Technology Investment Corporation, dated May 5, 2004, with an effective date of May 6, 2004.**

J. Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of April 30, 2004.**

K. Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of May 27, 2004 up until August 31, 2004. ***

L. Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Event Driven Holding Fund Ltd. and Power Tech. ***

M. Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Multi-Strategy Holding Fund Ltd. and Power Tech.***

---------
*    Previously filed with Schedule 13D on October 3, 2003.
**   Previously filed with Amendment No. 2 to Schedule 13D on May 11, 2004.
***  Filed herewith.

CUSIP NO. 64125K101 13D            SCHEDULE 13D              PAGE 22 OF 28 PAGES

N. Memorandum of Agreement, dated as of July 22, 2004, by and between Viking Global Equities LP and Power Tech.***

O. Memorandum of Agreement, dated as of July 22, 2004, by and between VGE III Portfolio Ltd. and Power Tech.***